

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2014

<u>Via E-mail</u>
Qiang Li
Chief Executive Officer
Trunkbow International Holdings Limited
Unit 1217-1218, 12F of Tower B, Gemdale Plaza
No. 91 Jianguo Road, Chaoyang District, Beijing
People's Republic of China 100022

      Re: **Trunkbow International Holdings Limited**
                Amendment No. 2 to Schedule 13E-3
                Filed February 24, 2014 by Trunkbow International Holdings Limited, et al.
                File No. 005-86044

Dear Mr. Li:

1.   We note from the Form 12b-25 filed today that you do not intend to file an annual report on Form 10-K for your fiscal-year ended December 31, 2013 due to the pending shareholder vote. Please tell us how this is consistent with Question 151.01 of our Exchange Act Rules Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm

      Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3641 with any questions.

                        Sincerely,

                        /s/ Geoff Kruczek

                        Geoff Kruczek
                        Attorney-Advisor
                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Lee Edwards, Esq.
        Shearman & Sterling LLP